UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: August 25, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Re-appointment of Chief Risk Officer of HDFC Bank Limited

August 25, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub:	Re-appointment of Chief Risk Officer of HDFC Bank Limited

We wish to inform you that the Board of Directors of the Bank, at its meeting held today, has approved the re-appointment of Mr. Sanmoy Chakrabarti as the Chief Risk Officer (CRO) of the Bank, for a further period of 5 (five) years, with effect from December 14, 2023 to December 13, 2028.

A brief profile of Mr. Chakrabarti is as given below:

Mr Sanmoy Chakrabarti, as the Chief Risk Officer of the Bank, is responsible for determining the comprehensive risk appetite (covering Credit Risk, Market Risk, Operational Risk, Liquidity Risk, etc.) across various banking segments. Additionally, Mr Chakrabarti oversees the Enterprise Risk Management framework in the Bank and guides the formulations of policies and procedures for Internal Capital Adequacy Assessment Process, Stress Testing methodology, and Group Risk Management. He is also responsible for identifying and managing any emerging risk having material impact on Bank’s activities.

Mr Chakrabarti is a member of the Indian Banks’ Association (IBA) Standing Committee on Risk Management and Basel Implementation. Mr Chakrabarti holds M.S. in Quantitative Economics from Indian Statistical Institute.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary